05040104

VF 4-13-05RR

SECURITIES ... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.R. Beal & Company, a L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York,, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Campbell (212) 894-7117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
APR 29 2005
THOMSON FINANCIAL

RECEIVED
APR 0 1 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard B. Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Keith Golden
Notary Public - State of New York
New York County
My Commission Expires
May 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Exemptive Provisions under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

M.R. BEAL & COMPANY

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (a Virginia limited partnership) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note A, the Company incurred a net loss of $267,418 and has employee bonus obligations of $180,000, which when paid will decrease regulatory net capital. These factors, among others, as discussed in Note A to the financial statement, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statement has been prepared on a going concern basis and as such, does not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

M.R. Beal & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 454,409
U.S. Government security owned, at market value	4,997,709
Receivable from clearing brokers	1,574,909
Commissions and investment banking fees receivable	776,965
Financial advisory fees receivable	10,500
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $267,393	386,796
Due from related parties	215,077
Other assets	349,894
Total assets	$8,766,259

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Payable to brokers and dealers	$ 448,285
Payable for unsettled security transaction	4,997,709
Accrued compensation and benefits	639,159
Accrued expenses and other liabilities	1,125,208
Subordinated debt	500,000
Total liabilities	7,710,361
Partners' capital	1,055,898
Total liabilities and partners' capital	$8,766,259

The accompanying notes are an integral part of this statement.

M.R. Beal & Company

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION, DESCRIPTION OF BUSINESS AND LIQUIDITY

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the Rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner").

The Company incurred a net loss of $267,418 for the year ended December 31, 2004. At February 28, 2005, the Company's excess net capital was $348,317 (unaudited). The Company intends to pay its 2004 discretionary employee bonuses of $180,000 in the second quarter of 2005, which will result in a decrease in regulatory net capital when paid. The General Partner has an obligation maturing in 2005 of $212,000, which represents the final payment of a $500,000 third party loan, whose proceeds the General Partner used to make the $500,000 subordinated loan to the Company. In February 2005, the General Partner converted the subordinated loan to equity capital (See Note G).These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statement has been prepared on a going concern basis and, as such, does not include any adjustments that might result from the outcome of this uncertainty.

The General Partner intends to invest at least $500,000 of cash into the Company in the second quarter of 2005. Additionally, the Company expects to collect a $300,000 corporate syndicate receivable in the second quarter, which relates to a 2005 transaction.

The municipal finance business is cyclical in nature, with volume inversely correlated to movements in interest rates primarily due to increased refunding opportunities. Over the course of the last several years, negotiated municipal bond volume has been inconsistent and spreads narrowed. Management believes the outlook in the municipal bond industry is encouraging and bond issuance is expected to increase. Accordingly, management believes that it has adequate liquidity and will have sufficient regulatory capital to continue normal operations in the future.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

NOTE B (continued)

Federal income taxes are not provided by the Company as such taxes represent obligations of the individual partner.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation is provided using accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the economic useful lives of the improvements.

The Company considers money market funds to be cash equivalents.

NOTE C - U.S. GOVERNMENT SECURITY OWNED, AT MARKET VALUE

U.S. Government security owned, at market value consists of an obligation of the U.S. Government purchased on December 31, 2004. The security matured on January 13, 2005 and the proceeds were used to settle the payable for the unsettled security transaction.

NOTE D - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS AND BROKERS AND DEALERS

The Company's customers are carried on a fully disclosed basis by a clearing broker, National Financial Services, LLC ("NFS"), pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the clearing brokers. The clearing brokers are members of various exchanges and are subject to the rules and regulations of such organizations. Payable to brokers and dealers relates to amounts due on managed underwritings.

	Receivable	Payable
Receivable from clearing brokers	$1,574,909	$ -
Payable to brokers and dealers	-	448,285
	$1,574,909	$448,285

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company. At December 31, 2004, there were no such commitments outstanding.

The Company has obligations for its office space in New York City and a corporate apartment under the terms of a noncancelable operating lease that expires through 2014. A liability for $219,714 has been recognized as part of "Accrued expenses and other liabilities" in the statement of financial condition related to straight-lining of rent expense over the life of the lease.

Future minimum annual rental commitments under these agreements are as follows:

Year ending December 31,	
2005	$ 459,285
2006	459,285
2007	459,285
2008	459,285
2009	422,268
Thereafter	2,100,000

The Company, together with various other broker-dealers, corporations and individuals, has been named as defendant in a class action lawsuit that alleges violations of Federal and state securities laws and claims substantial damages related to an underwriting of securities for the issuer. The Company as a participant in the underwriting syndicate is indemnified by the issuer. The Company is also a defendant in other lawsuits incidental to its securities business. The firm is also cooperating with certain federal and regulatory investigations, for which it, upon information and belief, is not a target. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various legal matters will not result in any material adverse effect on the Company's consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2004.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $766,431, which was $628,524 in excess of its required net capital of $138,177. The Company's ratio of aggregate indebtedness to net capital was 2.65 to 1. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8 1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount. Proprietary accounts, held at NFS ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and NFS which requires, among other things, NFS to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE G - SUBORDINATED LIABILITIES

On December 23, 2003, the Company entered into a subordinated loan agreement with the General Partner for $500,000. The loan will mature on February 15, 2005 and bears an interest rate of 5.5%. These subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule 15c3-1. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On February 15, 2005, upon maturity the General Partner converted the $500,000 subordinated debt to partners' capital.

NOTE H - RELATED PARTY TRANSACTIONS

At December 31, 2004, the Company has noninterest-bearing receivables from related parties totaling $215,077, as follows:

	Amount
Chief Executive Officer	$ 55,000
General Partner	134,323
Affiliate company	25,498
Other related parties	256
	$215,077

NOTE I - PARTNER'S CAPITAL

In 2004, all of the Limited Partner's rights, title and interest in the Company, including its entire capital account in the Company, were redeemed.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company.

At December 31, 2004, the Company's cash balance was held at one major New York-based financial institution.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

M.R. BEAL & COMPANY

December 31, 2004

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
M.R. Beal & Company

In planning and performing our audit of the financial statements of M.R. Beal & Company (the "Company") for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0 Broad Street
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com